             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS



     The Conversion was effective November 22, 1996. Accordingly, earnings per share data for the year ended June 30, 1997 is comprised of the earnings for the post-Conversion period. The weighted average number of shares outstanding includes all shares issued and outstanding of 1,851,500 less 112,000 shares purchased by the ESOP at the time of the Conversion plus the pro-rata portion of shares committed to be released through June 30, 1997.

Net income for the period from November 22, 1996 to June 30, 1997    $831,586

Weighted average number of shares outstanding                        1,790,311

Earnings per share                                                   $.46